

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

June 15, 2006

<u>By Facsimile and U.S. Mail</u>

Mr. Steven Weldon
Chief Financial Officer
Inverted Paradigms Corporation
1800 2nd Street East, Suite 735
Sarasota, Florida 34326

> **Re: Inverted Paradigms Corporation**
> **Form 10-KSB for the calendar year ended December 31, 2005**
> **Filed March 30, 2006**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **Filed May 15, 2006**
> **File No. 000-27131**

Dear Mr. Steven Weldon:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

Item 6. Management's Discussion and Analysis, page 12

1. Please include a discussion regarding your specific plans to resolve the doubts about your ability to continue in existence. State your plans to raise additional capital and financing. Indicate whether you have any plans to reduce costs by cutting back operations until funds are available. Refer to Financial Reporting Codification Section 607.02.

Overview, page 12

2. We note that you are currently designing and testing the software recently purchased. Please expand your discussion to indicate the funding needed to complete the designing, testing and other steps necessary before this product is available to end consumers. Discuss whether the lack of or limited cash beyond June 2006 would delay when you anticipate the product being available.

Cash Requirements, page 13

3. Please enhance to discuss your minimum cash requirements for the next twelve months.   We note that you believe you will require an additional $2,400,000. Your discussion should include the expenditures you intend to make with regards to your golf web site, packaging, advertising and promotional programs, design and testing of Silent Sword, hiring additional personnel, compensation for officers and consulting and professional services. In addition, please discuss the anticipated changes to your plan of operations if you raise capital that exceeds the amount needed to satisfy your cash requirements over the next twelve months. Please refer to Item 303(b) of Regulation S-B.

Liquidity and Capital Resources, page 15

4. Please discuss how cash flows from discontinued operations are reported in the statements of cash flows. In the discussion quantify for us the cash flows from discontinued operations and describe how the absence of cash flows from discontinued operations is expected to affect future liquidity and capital resources.

Item 9. Directors and Executive Officers of the Registrant

Audit Committee, page 19

5. Please disclose whether or not there is a financial expert on the Committee. If so, please name them. See Item 401(e) of Regulation S-B.

Financial Statements

Consolidated Statements of Operations, page F-3

6. We note the company did not decide to discontinue the operations of Leather Craft and Game Fore Golf until November 2004. Please revise to distinguish the loss recognized on the disposal and the amount of revenues and loss from operations. If goodwill was the only major asset and liability included as part of the disposal, please clarify that fact. See SFAS 144, paragraphs 43-47.

Statement of Cash Flows, page F-6

7. Please advise or revise to show the issuance of common stock for the acquisition of Games Fore Golf and the conversion of notes payable into common stock separately as non-cash investing and financing activities. See SFAS No. 95 paragraph 32.

8. Reference is made to the line item after financing activities entitled "net cash provided by discontinued operations." SFAS 95 does not support aggregating operating, investing and financing cash flows from discontinued operations into a single line item. Please revise or clarify for us how your presentation conforms with the basic disclosure requirements of SFAS 95.

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-7

9. Please disclose you revenue recognition policies. Identify each different type of revenue transaction that you enter into or intend to enter into in the near future and then include a description of your policy for each different type of transaction. Also address sales allowances and sales returns. Further, convey in your disclosure whether your revenues are presented on a gross or net basis and clarify why that form of presentation is appropriate. Please reference Staff Accounting Bulletin Topic 13.

10. Please revise to include your accounting policies for web site development costs and software development.

Note 7. Notes Payable – Stockholders, page F-11

11. Please tell us how you are accounting for the 50,000 shares of stock issued as additional consideration and clarify whether the stock has been issued or will not be issued until maturity. Revise your disclosure accordingly. Also address your accounting for the 75,000 shares of common stock that will be delivered as

additional incentive for the note sold in March 2006 disclosed in Note 12 on page F-15.

Note 8 – Income Taxes, page F-12

12. Please explain to us the nature of the analysis you are required to complete for the Internal Revenue Service (IRS). Identify for us the events that triggered this tax uncertainty and the analysis you are required to complete. Tell us the amount of net operating losses and tax credits which are reasonably possible to be disallowed.

Note 9. Stockholder's Equity, page F-13

13. We note from your disclosure here and within Recent Sales of Unregistered Securities on page 10 that the company has sold notes that are convertible into the company's common stock at an amount significantly discounted from the average closing price of the stock. Please tell us what consideration you gave to recognizing beneficial conversion features associated with these notes. Reference is made to EITF 98-5.

14. Please provide the disclosures required by SFAS 123 for stock based employee compensation as well as stock issued for services.

Note 11 – Commitments and Contingencies, page F-14

15. We note you have recognized a gain on the extinguishment of debt because you determined you did not owe any thing for those obligations or the debt due was negotiated with your vendors. In those cases where you determined you did not owe any amounts, please tell us and disclose the factors you considered in determining no amounts were owed and the accounting literature supporting your gain recognition.

Form 10-Q for the period ended March 31, 2006

Notes to Financial Statements

Note 4 – Asset Purchase, page 8

16. Please expand to provide the disclosures required by SFAS 142 identifying the major classes of intangible assets purchased, the fair value amounts assigned and the amortization periods. Also indicate the amount of any research and development purchased and written off. In this regard, it is not evident that technological feasibility of the computer software product was established when

purchased. Please explain your basis for capitalizing any software purchased and tell us the accounting literature upon which you are relying.

Note 6 – Stockholders' Equity, page 9

17. Please tell us your basis for concluding no charge need be reflected in the financial statements for shares issued as an inducement. In this regard, we note for example, shares have been issued as compensation during 2005 in amounts ranging from 10 to 13 cents per share and an investor purchased 4 million shares in April 2006 for $180,000.

Note 8 – Commitments and Contingencies, page 10

18. Please disclose the reasons for entering into a settlement agreement with one of your stockholders. Also include as an exhibit any material agreements such as settlements with shareholders.

Management's Discussion and Analysis

Cash Requirements, page 12

19. We note your disclosure that you believe the Company has enough cash to continue operations through June 2006. Please expand your discussion. See comments above on Form 10-KSB. Also, please explain why there are no revenues generated from your web site.

Exhibit 31.1

20. Please delete the title of the officer from the first sentence of the certification. Please confirm that the inclusion of the title in the first line of the certification for your CEO was not intended to limit the capacity in which such individual provided the certification in your Form 10-QSB for the quarter ended March 31, 2006.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Scott Stringer, at (202) 551-3272, or Donna DiSilvio, at (202) 551-3202. Any other questions may be directed to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief